SI

20009412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Prime Financing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Seaport Boulevard
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons (201)-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

AFFIRMATION

We, Thomas Tesauro and Michael Lyons, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Prime Financing LLC as of December 31, 2019, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/20
Date

Chief Executive Officer
Title

Signature 2/26/20
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26th day of FEB., 2020

Notary Public

ANDRE KIRPAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2022

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Prime Financing LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fidelity Prime Financing LLC (the "Company") as of December 31, 2019, and the related statements of income, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying schedules – Schedule 1: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule 2: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information – Schedule 1: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule 2: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY PRIME FINANCING LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in thousands)

ASSETS		
Securities owned - at fair value	$	50,096
Securities borrowed from affiliate		978,427
Accrued interest receivable		1,511
Other assets		4
Total Assets	$	1,030,038
LIABILITIES		
Securities loaned	$	978,427
Accrued interest payable and other liabilities		541
Payable to Ultimate Parent, net		80
Payable to affiliate, net		487
Total Liabilities		979,535
MEMBER'S EQUITY		
Member's equity		50,503
Total Liabilities and Member's Equity	$	1,030,038

The accompanying notes are an integral part of the financial statements.

1. Organization:

Fidelity Prime Financing LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

Effective July 23, 2019, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company, which commenced on August 16, 2019 following the novation of customer contracts from Fidelity Brokerage Services LLC, a wholly-owned subsidiary of the Parent, is to facilitate arranged financing transactions between National Financial Services LLC ("NFS"), an affiliated broker-dealer, and certain customers (see Note 11). Revenues for these services are largely asset and transaction based. As a result, the Company's revenues vary based on the performance of financial markets. The Company's financial results are also sensitive to interest rate fluctuations, which may have an impact on the Company's profitability. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(i) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Accrued Interest Receivable and Payable

Accrued interest receivable consists of amounts due from the arranged financing customers related to securities lending transactions. There is no allowance for uncollectible receivables as the balances are fully collectible.

Accrued interest payable consists of amounts due to the arranged financing customers related to securities lending transactions.

Other Assets

Other assets consists of prepaid registration fees.

2. Summary of Significant Accounting Policies, continued:

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR or its Parent. FMR is taxed as a C corporation subject to federal and state corporate income taxes. The Company is allocated a direct intercompany charge equivalent to taxes due on income using the benefit for loss allocation method. The Company is included in FMR's consolidated federal income tax return and tax sharing agreement.

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carry forwards. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Recent Accounting Pronouncements

Recently Issued but not yet Adopted

Credit Losses Related to Financial Instruments
In June 2016, the FASB issued new guidance that replaces the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the Company's financial statements.

Fair Value Disclosures
In August 2018, the FASB issued new guidance that eliminates, modifies and adds certain disclosure requirements related to fair value measurements. The guidance will be effective for the Company beginning January 1, 2020. The guidance allows for early adoption of any eliminated or modified disclosures upon issuance of the guidance and delayed adoption of the additional disclosures until the effective date. The adoption is not expected to have a material impact on the Company's financial statements.

Cloud Computing Arrangements
In August 2018, the FASB issued new guidance to align the requirements for capitalizing implementation costs incurred in cloud computing arrangements with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the Company's financial statements.

2. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued

Income Taxes
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions related to the incremental approach for intraperiod tax allocation and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. The Company applied the guidance as of January 1, 2020 by reversing its deferred tax liability balance and recognizing a cumulative effect adjustment to member's equity of $1.

3. Revenue:

The statement of income presents the Company's revenue from contracts with customers in the manner that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue from Contracts with Customers

At contract inception, the Company assesses its contracts with customers and identifies performance obligations for distinct promises to transfer services (or a bundle of services) to the customer. The Company considers all of the services promised in the contract regardless of whether the services are explicitly stated or implied by contract or customary business practices. The Company records revenue from contracts with customers based on the transaction price specified in the contracts and recognizes revenue when or as performance obligations are satisfied by transferring control of the services to customers.

Payment Terms
Payments for services delivered pursuant to contracts with customers are generally due in full when the services are delivered, and the Company's contract terms do not permit payment beyond one year.

Interest

Interest is recognized as earned and primarily relates to interest from customer related activity. The Company earns interest revenue and incurs interest expense on cash and non-cash securities lending transactions. Additionally, the Company recognizes interest as earned on securities owned.

4. Securities Owned:

Securities owned – at fair value in the statement of financial condition at December 31, 2019 consist of $50,096 held in a money market fund managed by an affiliate

(Dollars in thousands)

5. Collateralized Securities Transactions:

In order to facilitate transactions between NFS and certain customers, the Company enters into both cash and non-cash securities lending transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. These transactions are recorded in the statement of financial condition at the amount of cash advanced to the counterparty. For non-cash securities lending transactions, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender, the transactions are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. At December 31, 2019, the Company did not have any outstanding non-cash loan versus pledged securities transactions. When the Company initiates such transactions as borrower, the transactions are not recorded in the statement of financial condition. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate. At December 31, 2019, the Company did not have any outstanding non-cash borrow versus pledge securities transactions.

The following table presents gross amounts of the securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition.

	December 31, 2019	
	Assets	Liabilities
	Securities borrowed from affiliate	Securities loaned
Amounts included in the statement of financial condition		
Gross carrying value	$ 978,427	$ 978,427
Amounts that have not been offset in the statement of financial condition		
Collateral	(975,987)	(975,987)
Total	$ 2,440	$ 2,440

(Dollars in thousands)

6. Income Taxes:

The Company files income tax returns as part of FMR's federal and state income tax return filings. Where applicable, the Company is included in the separate state income tax return filings of FMR.

Provision for Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2019:

Current:		
Federal	$	133
State		42
		175
Deferred:		
Federal		(1)
State		-
		(1)
	$	174

The effective tax rate for the year ended December 31, 2019 was 25.7%. The 2019 effective rate differs from the statutory rate of 21% principally due to state and local income taxes.

Deferred Tax Liabilities

At December 31, 2019, the Company's deferred tax liability was $1 and is included in accrued interest payable other liabilities in the statement of financial condition. The principal source of temporary differences which comprise the deferred tax liability at December 31, 2019 is primarily related to prepaid registration fees.

Uncertain Tax Positions

FMR is no longer subject to U.S. federal income tax examinations for years before 2015, with limited exceptions for tax years 2010-2012. FMR is no longer subject to state and local examinations before 2004.

Unrecognized Tax Benefits

At December 31, 2019 the Company did not have any unrecognized tax benefits.

7. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company is named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

8. Member's Equity:

During 2019, the Company received cash contributions from the Parent totaling $50,000.

9. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2019.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2019.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2019.

Valuation Process and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset. The following is a description of the valuation techniques and inputs used in determining the fair values of assets and liabilities categorized as Level 3.

In the absence of a ready market for these securities, the Company's estimate of fair value is based on an internally developed model utilizing discounted cash flows with key inputs including expected maturity, credit spread, and illiquidity discount.

(Dollars in thousands)

9. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 50,096	$ -	$ -	$ 50,096
Total	$ 50,096	$ -	$ -	$ 50,096

During the year ended December 31, 2019, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed from affiliate, securities loaned, interest receivable and payable, payable to affiliate, and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

10. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $49,497 which exceeded its minimum requirement by $49,247.

11. Transactions with Affiliated Companies:

The Company earns a fee from NFS in exchange for facilitating arranged financing transactions. The fee is based on a fixed percentage of the average outstanding arranged financing balance. For the year ended December 31, 2019 the amount of revenue earned for these services was $1,663 and is included in the servicing fee revenue in the statement of income. The Company also allocates net interest income on these arranged financing transactions to NFS per the agreement. The amount of this revenue was $5,963 and is included as interest revenue in the statement of income for the year ended December 31, 2019.

The Company compensates NFS an annual fee to reimburse it for the cost of providing administrative services including technology, compensation, administrative and other services. For the year ended December 31, 2019 the amount of this expense was $1,179 and is included in the administrative servicing expense in the statement of income.

(Dollars in thousands)

11. Transactions with Affiliated Companies, continued:

The Company is party to an agreement with FMR, whereby FMR provides services, including legal, administrative and other services for which the Company is charged. Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities, which will ultimately be settled by FMR on behalf of the Company. In accordance with the agreement, amounts owed to FMR and affiliated companies for intercompany transactions at December 31, 2019 are shown net within the payable to Ultimate Parent on the statement of financial condition. The Company cash settles the payable to FMR periodically. The payable to FMR was $80 at December 31, 2019 and is included in the net payable to Ultimate Parent in the statement of financial condition.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The payable to NFS was $487 at December 31, 2019 and is included in the payable to affiliate, net in the statement of financial condition.

The Company enters into both securities borrowed and non-cash borrow versus pledge securities transactions with NFS. At December 31, 2019, the Company had securities borrowed from NFS of $978,427, which is included in securities borrowed from affiliate in the statement of financial condition. The Company did not have any outstanding non-cash borrow versus pledge with NFS at December 31, 2019.

12. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatiles trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

13. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 26, 2020 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2019.